CUSIP No. 29385B109	13D	Page 84 of 100

Exhibit 99.6

EXECUTIVE OFFICERS AND DIRECTORS

OF

GLOBALIVE CAPITAL INC.

Set forth below is a list of each executive officer and director of Globalive Capital Inc. setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Anthony Lecavera 48 Yonge St., Unit 1200, Toronto, ON M5E 1G6	Chairman of Globalive Capital Inc., an investment management company.

Simon Lockie 48 Yonge St., Unit 1200, Toronto, ON M5E 1G6	Chief Legal Officer of Globalive Capital Inc., an investment management company.

Brice Scheschuk 48 Yonge St., Unit 1200, Toronto, ON M5E 1G6	Chief Executive Officer of Globalive Capital Inc., an investment management company.